SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

Omniture, Inc.

(Name of Subject Company)

Omniture, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68212S109

(CUSIP Number of Class of Securities)

Shawn J. Lindquist

Chief Legal Officer

Omniture, Inc.

550 East Timpanogos Circle

Orem, Utah 84097

(801) 722-7000

(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Patrick J. Schultheis, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, WA 98104 (206) 883-2500	Martin W. Korman, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-6811

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of an email to the employees of Omniture, Inc. containing frequently asked questions regarding the proposed acquisition of Omniture, Inc. by Adobe Systems Incorporated.

Adobe to Acquire Omniture
Answers to Frequently Asked Questions

(FAQ)

To all Omniture employees:

As part of our ongoing communications to our employees, we are providing answers to some frequently asked questions about the acquisition. Please use this information to communicate with your customers, partners and others in our community.

Overview of Announcement

On September 15, 2009, Adobe and Omniture announced that Omniture has signed an agreement to be acquired by Adobe Systems, a leader in business, entertainment and personal communications software. Adobe expects to close the transaction in Q4, FY 2009, subject to regulatory approval and other customary closing conditions. Until the deal closes, each company will continue to operate independently.

Q: What is the strategic rationale for this transaction?

A: Over the past 13 years, Omniture’s mission has been to help customers measure and optimize every digital interaction to increase their revenue and competitive advantage. Along the way, we have achieved many key milestones: serving more than 5,000 customers, measuring more than one trillion customer interactions every quarter, launching the Online Marketing Suite and emerging as a leader in Web analytics and online business optimization. Adobe’s products are a ubiquitous component of digital content creation and playback, with a reputation for excellence and a portfolio of many of the most respected and recognizable software brands. By bringing together Omniture technology with Adobe’s, we will be able to more quickly deliver our solution for online business optimization and complete the loop of content creation, delivery and optimization—enabling our customers to provide more effective online content and experiences.

Q: What are Adobe’s plans for Omniture after the close of the transaction?

A: After the close of the transaction, Omniture will be a separate business unit of Adobe. Josh James, CEO and co-founder of Omniture, will join Adobe as SVP responsible for the Omniture business unit, reporting directly to Shantanu Narayen, CEO of Adobe. Adobe intends to grow and invest in Omniture’s web analytics and online business optimization products and better integrate with Adobe’s products for content creation and delivery. Adobe and Omniture view this as a strategic transaction that will accelerate the creation of a digital content delivery and optimization platform in the industry.

Product Development

Q: How does this announcement impact the products and services I receive from Omniture?

A: Omniture will continue to operate as an independent company until the close of the transaction. During this period, it is business as usual — Omniture will continue to provide the best products, the highest level of support and services and will continue to work with our customers to address their requirements to optimize their online business.

Q: How does this announcement impact on-going development of Omniture’s solutions?

A: Until the closing of the acquisition, Omniture and Adobe remain separate companies. Omniture intends to continue to deliver enhancements and improvements to its products as currently planned. After the closing, Omniture and Adobe plan to provide continuity in the roadmap and product direction. Adobe intends to continue to invest in, sell and support Omniture products and technology for online business optimization.

Q: My business uses Omniture and Adobe products. What’s the strategy to integrate these products?

A: Omniture and Adobe have been partners for several years prior to this announcement. Omniture currently offers an integration between Omniture SiteCatalyst with Adobe Flash for analytics. While the parties cannot implement any integration until the transaction closes, product teams from both organizations will start to engage in integration planning over the next several weeks so that the companies can provide more specific guidance to customers post-close regarding integration between Omniture and Adobe products.

Customers and Partners

Q: How is this proposed transaction between Omniture and Adobe expected to benefit Omniture customers?

A: This is a highly complementary combination.  Omniture provides customers with products to measure, analyze and optimize customer online interactions and experiences. Adobe is a leader in creating and delivering engaging content and experiences to customers. Together, the company will provide solutions that address the complete loop of content creation, delivery and optimization, enabling Omniture customers to realize greater return on their digital media investments.

Both companies have a shared focus on providing best-in-class, integrated applications for marketers. The combined organization will have greater reach and flexibility in allocating R&D investments across the Online Marketing Suite.

While Omniture generates a significant portion of its revenue in North America, Adobe complements with its broad revenue base and organizational investments in EMEA and APAC. Together, the companies can provide a higher level of service across a broader geographical region to all Omniture customers.

Q: How is this proposed transaction between Omniture and Adobe expected to benefit Omniture partners?

A: Both Omniture and Adobe have built a valuable network of partners including resellers, agencies, software companies, professional services providers and developers. The combined resources of the two companies will provide a stronger, more strategic relationship with our partners, create continuity in integration roadmaps and direction and ensure that joint customers continue to receive uninterrupted services.

Business Policies

Q: Does this announcement impact Omniture’s pricing policies, existing contracts or other related business practices?

A:  For Omniture customers, it is business as usual. This announcement does not change any of Omniture’s pricing policies, business practices, or contractual obligations to our customers.

Q: Will existing Omniture customer contracts be honored after the closing of the transaction?

A:  Adobe intends to honor the terms and conditions of existing Omniture contracts for all existing customers after the closing. Technical support will continue to be governed by the terms of the Omniture service agreements until the current support term expires. Additional information on any changes to support contracts as a result of Adobe’s business policies will be communicated promptly to all customers after the close of the transaction.

Business Continuity

Q: Should existing Omniture customers continue to call Omniture support?

A: Yes. There is no change in Omniture’s support policy or agreed upon service levels to customers as a result of this announcement. Customers can expect to receive the same high level of service and support from their Omniture account managers as in the past.

Q: I am currently participating in a beta program for an Omniture product. Does this announcement impact the beta program?

A: There is no change in Omniture’s commitment to innovate and invest in its products, and this transaction ultimately will only enhance our ability to do so. All beta programs for upcoming releases will continue to run as planned. Above all, Omniture values customer feedback as critical to ensuring that Omniture’s products and services align with market expectations. Please continue to engage with Omniture product teams and provide your feedback on upcoming product releases.

Q: Can I still purchase Omniture products? Should Omniture customers continue to contact their Omniture sales representative?

A: Absolutely! Until the closing of the transaction, Omniture continues to operate as an independent company. After the close of the transaction, Adobe intends to continue to invest in Omniture products and services as a separate business unit. Customers are encouraged to continue working with Omniture sales representatives.

Q: Will Omniture continue to provide training on its products?

A: Yes. Omniture is continuing to schedule and conduct training for Omniture products as planned.

Q: What’s Next?

As is customary in these situations, this transaction is subject to government approvals and is expected to close before the end of the year. As we progress toward closing the transaction, we look forward to sharing more details with you about our integration plans and the many exciting synergies between our companies.

For more information, visit the acquisition web site;

http://www.adobe.com/aboutadobe/invrelations/adobeandomniture.html

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Omniture’s common stock will only be made pursuant to a tender offer statement on schedule TO, including an offer to purchase and other related materials that Snowbird Acquisition Corporation, a wholly-owned subsidiary of Adobe Systems Incorporated, intends to file with the Securities and Exchange Commission. In addition, Omniture will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  Once filed, Omniture stockholders will be able to obtain the tender statement on schedule TO, the offer to purchase, the Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the offer, free of charge at the website of the Securities and Exchange Commission at www.sec.gov, from the information agent and dealer manager named in the tender offer materials or from Snowbird Acquisition Corporation. Omniture’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer.